Exhibit 14

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended March 31, 2010

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	March 31	March 31	March 31	March 31
	2010	2009	2010	2009
REVENUE
Brokerage	$32,330	$30,094	$102,237	$91,686
Other income	8,428	6,212	22,445	19,089
	40,758	36,306	124,682	110,775

EXPENSES
Salaries and benefits	16,412	14,029	47,791	40,778
Selling, general and administrative	6,682	7,534	18,868	19,805
Retention payments	5,300	4,537	15,400	13,388
Rent	3,618	3,097	10,252	8,689
Advertising and promotion	989	901	3,589	2,354
Amortization of capital assets	1,436	1,473	5,099	4,129
Amortization of intangible assets	217	50	502	138
Class action settlements - Note 10	2,715	—	2,815	1,910
	37,369	31,621	104,316	91,191

INCOME BEFORE INCOME TAXES	3,389	4,685	20,366	19,584

PROVISION FOR INCOME TAXES
Current	77	1,344	5,613	2,307
Future	1,113	274	1,447	3,864
	1,190	1,618	7,060	6,171

NET INCOME AND COMPREHENSIVE INCOME	$2,199	$3,067	$13,306	$13,413

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	16,909,293	16,927,482	16,829,364	18,299,441
Diluted	17,322,466	16,950,636	17,235,430	18,343,047

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$0.13	$0.18	$0.80	$0.73

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$0.13	$0.18	$0.78	$0.73

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)

(in thousands)

	Three Months Ended		Nine Months Ended
	March 31	March 31	March 31	March 31
	2010	2009	2010	2009
RETAINED EARNINGS, BEGINNING OF PERIOD	$25,651	$18,881	$20,978	$21,341
Dividends on common shares	(1,694)	(1,101)	(5,712)	(4,211)
Shares repurchased - Note 8 (a)	—	—	(2,416)	(9,696)
Net income and comprehensive income for the period	2,199	3,067	13,306	13,413
RETAINED EARNINGS, END OF PERIOD	$26,156	$20,847	$26,156	$20,847

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands)

	March 31	June 30
	2010	2009
ASSETS
Current assets
Cash - Note 4	$17,550	$18,519
Accounts receivable - Note 5	6,158	2,864
Prepaid expenses and other	2,026	1,497
Income taxes receivable	—	150
Current future income taxes	701	1,622
	26,435	24,652

Long term receivable - Note 5	450	—
Deposits and other	562	481
Long term investments - Note 6	540	180
Future income taxes	982	969
Capital assets	19,476	14,429
Intangible assets	9,315	8,531
Goodwill	35,043	34,554
	$92,803	$83,796

LIABILITIES
Current liabilities
Accounts payable - Note 7	$11,901	$14,196
Income taxes payable	3,547	—
Current portion of deferred revenue	32	133
Current portion of deferred lease inducements	271	260
Current portion of obligations under capital leases and other	799	396
	16,550	14,985

Deferred revenue	—	13
Deferred lease inducements	537	486
Obligations under capital leases and other	1,156	1,029
Future income taxes	1,970	1,431
	20,213	17,944

SHAREHOLDERS’ EQUITY
Share capital - Note 8	42,640	40,222
Contributed surplus - Note 9	3,794	4,652
Retained earnings	26,156	20,978
	72,590	65,852
	$92,803	$83,796

Contingencies - Note 10

Subsequent Events - Note 11

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Three Months Ended		Nine Months Ended
	March 31	March 31	March 31	March 31
	2010	2009	2010	2009
Cash provided by (used in):
OPERATING ACTIVITIES
Net income	$2,199	$3,067	$13,306	$13,413
Items not affecting cash:
Amortization of capital assets	1,436	1,472	5,099	4,130
Amortization of intangible assets	217	50	502	138
Stock-based compensation - Note 9	206	240	591	803
Future income taxes	1,113	274	1,447	3,864
	5,171	5,103	20,945	22,348

Change in non-cash operating items:
Accounts receivable	2,838	392	(3,416)	3,377
Prepaid expenses, deposits and other	(221)	53	(609)	(507)
Income taxes receivable	—	261	150	(2,216)
Accounts payable and accrued liabilities	(1,866)	(700)	(2,330)	5,401
Income taxes payable	(729)	—	3,547	(923)
Deferred revenue	(19)	(60)	(114)	(60)
Deferred lease inducements	30	(10)	62	(97)
	5,204	5,039	18,235	27,323

INVESTING ACTIVITIES
Business acquisitions - Note 3	—	(152)	(800)	(876)
Purchase of intangible assets	(57)	(39)	(1,281)	(522)
Purchase of capital assets	(3,498)	(1,577)	(10,061)	(3,730)
Purchase of long-term investments	—	—	(360)	—
	(3,555)	(1,768)	(12,502)	(5,128)

FINANCING ACTIVITIES
Proceeds from (repayment of) obligations under capital leases and other	(51)	(45)	457	(104)
Dividends paid on common shares	(1,694)	(1,101)	(5,712)	(4,211)
Issuance of common shares	812	—	1,889	130
Shares repurchased	—	—	(3,336)	(16,110)
	(933)	(1,146)	(6,702)	(20,295)

INCREASE (DECREASE) IN CASH	716	2,125	(969)	1,900
CASH, BEGINNING OF PERIOD	16,834	15,419	18,519	15,644
CASH, END OF PERIOD	$17,550	$17,544	$17,550	$17,544

Supplemental cash flow information:
Interest paid	$28	$6	$114	$59
Interest received	1	37	3	362
Income taxes paid	$836	$1,326	$2,085	$5,671

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store and Instaloans who act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers. As at March 31, 2010, the Company operated 489 (2009 - 423) branches.

The Company’s earnings are seasonal. Typically the Company has its highest revenues in the fourth quarter followed by the first quarter, the second quarter and then lastly the current quarter.

Note 1 - Significant Accounting Policies

Basis of Presentation

These unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates made by management. The recoverable values of future income tax assets, capital assets, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, and the amortization periods of capital assets and intangible assets, are the more significant items which reflect estimates in these financial statements.

These unaudited consolidated interim financial statements do not include all of the disclosures required by Canadian GAAP. They should be read in conjunction with the audited consolidated financial statements, including notes thereto, for the year ended June 30, 2009.

Except as disclosed in Note 2, these unaudited consolidated interim financial statements follow the same significant accounting policies and methods of application as the most recent audited consolidated financial statements of the Company for the year ended June 30, 2009.

Note 2 - Changes in Accounting Policies and Practices

As disclosed in the June 30, 2009 annual audited consolidated financial statements, on July 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 Goodwill and Intangible Assets (“Section 3064”).

The adoption of this standard has had no material impact on the Company’s financial position, net earnings or cash flows.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets.  The Company has evaluated the impact of adopting this standard on our consolidated financial statements and reclassified capitalized software costs in the amount of $4,186 from capital assets to intangible assets. These amendments have been adopted by the Company commencing July 1, 2009 and have been applied retroactively resulting in $3,161 of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009 balance sheet, as well as $39 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the three months ended March 31, 2009, and $109 for the nine months ended March 31, 2009.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which replaces the existing standard. This section establishes the standards for accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date and that non-controlling interests would be measured at their proportionate interest in the fair value of identifiable net assets or at fair value at date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. The Company has adopted this standard commencing in the year ending June 30, 2010 and will not apply it retrospectively.  The adoption of this standard has not had a significant impact on these consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests” which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company has adopted this standard commencing in the year ending June 30, 2010 and will not apply it retrospectively. The adoption of this standard has not had a significant impact on these consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company has adopted this standard commencing in the year ending June 30, 2010 and will not apply it retrospectively. The adoption of this standard has not had a significant impact on these consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method. There have been no material impacts on the Company’s financial position, net earnings or cash flows.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”.  The amendments apply only to entities that have adopted Section 1602.  The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interest” in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted provided that Section 1582 is also adopted. The Company has adopted this standard commencing in the year ending June 30, 2010 and will not apply it retrospectively. The adoption of this standard has not had a significant impact on these financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of this amendment.

Financial Instruments - Disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of the amendment to the standard.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

Convergence with International Financial Reporting Standards (“IFRS”)

Canada’s Accounting Standards Board ratified a strategic plan that will result in GAAP, as currently used by Canadian public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011. The official changeover date to IFRS is for interim and annual financial statements related to fiscal years commencing on or after January 1, 2011, specifically July 1, 2011 for the Company.

The Company is currently in the process of developing an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, information systems, disclosure controls and procedures and other business activities. As part of this changeover plan, the Company is currently identifying differences in accounting policies on an ongoing basis as compared to choices that are in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

The Company has not yet finalized its determination of the potential impacts of the differences between GAAP and IFRS, which may or may not be material to the consolidated financial statements. The impact of adoption will be monitored on a continual basis and the Company will disclose the impact of these differences in its future consolidated financial statements, as it finalizes its assessment.

Note 3 - Business Acquisition

On September 1, 2009, the Company acquired all the business assets of Affordable Payday Loans representing eight branches in Ontario and two branches in Alberta for total cash consideration of $800. Affordable Payday Loans operated in the short-term advances industry. The Company is in the process of finalizing its valuation of the net assets acquired, including goodwill and other intangible assets; thus the allocation of the purchase price is subject to change.

Net assets acquired at assigned values

Capital assets	$12
Customer contracts, relationships, lists and other	5
Goodwill	816
Accrued liabilities	(33)
$800

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 4 - Cash

The significant components of cash are as follows:

	March 31	June 30
	2010	2009
Cash	$17,550	$18,269
Cash Equivalents	—	250
	$17,550	$18,519

Cash equivalents includes a short-term guaranteed investment certificate in the amount of $nil (2009 - $250).

Cash includes $3,000 in externally restricted cash related to the issuance of a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and prepaid credit card service provider, which was required to satisfy timing differences in cash settlements. No amounts have been drawn on this letter to date.

Cash also includes $2,963 in funds to facilitate claims related to the Ontario and British Columbia class action lawsuit settlements (Note 10 (a) and (b)).

Note 5 - Accounts Receivable

	March 31	June 30
	2010	2009
Mortgages receivable (net of allowance)	$171	$292
Due from investee corporations	224	1
Due from suppliers	3,667	1,643
Other	2,546	928
	$6,608	$2,864

Included in other is a long-term receivable in the amount of $450.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 6 - Long-Term Investments

(a) The Cash Store Australia Holdings Inc.

On March 31, 2008, the Company acquired 3,000,000 shares of The Cash Store Australia Holdings Inc., at a share price of $0.06 per share for a total cost of $180.

(b) RTF Financial Holdings Inc.

On December 31, 2009, the Company acquired 6,000,000 shares of RTF Financial Holdings Inc., at a share price of $0.06 per share for a total cost of $360.

Note 7 - Accounts Payable and Accrued Liabilities

	March 31	June 30
	2010	2009
Trade accounts payable and accrued liabilities	$4,926	$3,587
Class action settlements - Note 10 (a) and (b)	2,120	6,169
Accrued salaries and benefits	2,513	3,458
Amounts due to third party lenders	2,075	939
Other	267	43
	$11,901	$14,196

Note 8 - Share Capital

(a) Issued share capital

	March 31		June 30
	2010		2009
	Number of
	Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:
Balance, beginning of year	16,959,492	$40,222	19,540,002	$46,085
Transfer from contributed surplus for stock options exercised - Note 9	—	1,449	—	281
Options exercised	409,981	1,889	137,960	268
Shares repurchased	(387,799)	(920)	(2,718,470)	(6,412)
Balance, end of period	16,981,674	$42,640	16,959,492	$40,222

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 8 - Share Capital (continued)

On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the normal course issuer bid (the “Bid”) from July 3, 2009 to July 2, 2010 will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 26, 2009. Common shares purchased pursuant to the Bid will be cancelled. The Company has purchased 387,799 common shares (March 31, 2009 - 1,218 common shares) at a cost of $3,336 for the nine months ended March 31, 2010 (March 31, 2009 - $7,110).

(b) Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	March 31		June 30
	2010		2009
	Total Options	Weighted Average	Total Options for	Weighted Average
	for Shares	Price	Shares	Price
Outstanding, beginning of year	1,128,356	$4.72	1,089,000	$4.35
Granted	310,000	9.91	305,000	5.91
Exercised	(409,981)	4.65	(137,960)	1.94
Forfeited	(53,333)	5.77	(127,684)	7.43
Outstanding, end of period	975,042	6.35	1,128,356	4.72
Exercisable, end of period	297,364	$4.39	466,365	$4.75

At March 31, 2010, the range of exercise prices, the weighted average exercise price and weighted average remaining contractual life are as follows:

			Weighted
	Number	Weighted Average	Average	Number
Fiscal Year Granted	Outstanding	Remaining Term	Exercise Price	Exercisable
2006	55,489	11 mos.	$5.40	55,489
2007	50,000	16 mos.	5.51	50,000
2008	374,553	32 mos.	3.62	171,876
2009	198,333	47 mos.	5.35	19,999
2010	296,667	55 mos.	—	—
	975,042	40 mos.	$4.39	297,364

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 9 - Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in corporate expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	March 31	June 30
	2010	2009
Balance, beginning of year	$4,652	$3,776
Stock options exercised	(1,449)	(281)
Agency warrants on proposed financing	—	180
Stock-based compensation expense	591	977
	$3,794	$4,652

Note 10 - Class Action Settlements

(a) Ontario and the rest of Canada with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class. The Plaintiff asserted that the defendants were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law. The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a total provision of $2,010 has been recorded to cover the estimated costs of the settlement, including legal fees and other costs. During the year ended June 30, 2009, the Company paid the legal fees and costs of the class. On August 6, 2009 the claims process was concluded and we issued $750 in vouchers and $750 in cheques to the class members as full and final satisfaction of all claims. As at March 31, 2010, the remaining accrual is $62.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 10 - Class Action Settlements (continued)

(b) British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the Claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the “Related Actions”, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at March 31, 2010, the remaining accrual is $2,058.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members a maximum estimated amount, as at this date, of $9,400 in cash and $9,400 in credit vouchers who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. Thus, the estimated maximum exposure with respect to this settlement is approximately $18,800. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision of $7,715, to date, has been recorded to cover the estimated costs of the settlement, including legal fees of the class and costs to administer the settlement fund. It is possible that additional settlement costs could be required. Such costs, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of class Members who may advance a claim under the settlement.

(c) Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard. On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

The Company believes that it conducted its business in accordance with applicable laws and it is defending the action vigorously. The likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for this action in the accounts.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 11 - Subsequent Events

Dividends declared

On April 28, 2010, the Company declared a quarterly cash dividend of $0.10 per common share. The dividend is payable on May 26, 2010 to shareholders of record on May 11, 2010.

Acquisition

On April 26, 2010, the Company acquired all the business assets of 101019134 Saskatchewan Ltd. (EZ Cash) representing 14 branches in Saskatchewan for total cash consideration of $4,482 subject to holdbacks.  EZ Cash operates in the short-term advances industry. The Company is in the process of finalizing its valuation of the net assets acquired, including goodwill and other intangible assets.

Note 12 - Comparative Figures

Certain comparative figures have been reclassified to conform to presentation adopted for the current period.